EXHIBIT 99.3

Press Release

Total enters a new operated exploration permit in Egypt

Paris, January 4, 2021 — An international consortium led by Total (Total 35% Operator, Shell 30%, KUFPEC 25%, Tharwa 10%) and the Egyptian Natural Gas Holding company (EGAS) have signed an exploration and production agreement for the North Ras Kanayis Offshore block located in the Herodotus Basin, offshore Egypt in the Mediterranean Sea.

This exploration block covers an area of 4,550 sq km, extending from 5 to 150 km from the shore, with water depths ranging from 50 to 3,200 m. The Herodotus Basin is an underexplored area and the agreement includes a 3D seismic campaign during the first three years.

“Total is pleased to further strengthen its Eastern Mediterranean position as an operator of this exploration and production agreement”, commented Kevin McLachlan, Senior Vice President Exploration at Total. “We are excited by the exploration potential of the North Ras Kanayis Offshore block. It reinforces our presence in Egypt, following a gas discovery made in July 2020 with the Bashrush well on the North El Hammad license, to be developed through a tie-in to nearby existing infrastructure.”

Total holds a working interest of 25% in the North El Hammad license, alongside operator ENI (37.5%) and BP (37.5%).

About Total

Total is a broad energy company that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

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